KRAMER LEVIN NAFTALIS & FRANKEL llp

                                        Richard H. Gilden
                                        Partner
                                        Phone  212-715-9486
                                        Fax  212-715-8085
                                        rgilden@KRAMERLEVIN.com

                February 3, 2009

VIA EDGAR AND FEDERAL EXPRESS

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4561
Attn: Kathleen Collins, Accounting Branch Chief

Re:
Aladdin Knowledge Systems Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2007
Filed on March 27, 2008
Form 6-Ks Filed on January 24, 2008, April 21, 2008, July 21, 2008
And October 16, 2008
File No. 000-22456

On behalf of our client Aladdin Knowledge Systems Ltd. (the “Company”), we provide the Company’s response to the additional comment letter dated January 27, 2009 (the “Comment Letter”) received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission relating to the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 and the Company’s reports on Form 6-K filed on January 24, 2008, April 21, 2008 and July 21, 2008 (File No. 000-22456).

This letter sets forth the Company’s response to the Staff’s comment.  For your convenience, the Staff’s comment has been restated below in its entirety, with the response to the comment set out immediately under the comment.  The heading and numbered paragraph in this letter correspond to the heading and numbered paragraph of the Comment Letter.

1177 Avenue of the Americas     New York NY 10036-2714     Phone 212.715.9100    Fax 212.715.8000    www.kramerlevin.com

also at 47 Avenue Hoche    75008 Paris France

KRAMER LEVIN NAFTALIS & FRANKEL llp

Division of Corporation Finance
February 3, 2009

Form 6-Ks Filed January 24, 2008, April 21, 2008, July 21, 2008 and October 16, 2008

1.
We note your response to our prior comment 3 and your proposed revised reconciliation format to which the Staff does not take exception.  We further note, however, that the Company’s non-GAAP net income includes an adjustment to add back deferred revenues that were written down as a result of a purchase business combination while also deducting expenses incurred from the acquisition.  This appears to result in a non-GAAP net income figure that includes revenue adjustments aimed at comparing future post acquisition periods and expense adjustments aimed at comparing post-acquisition periods to pre-acquisition periods.  Please explain, in detail, how the Company uses this non-GAAP information in conducting and evaluating your business and why the Company believes this information is useful to investors.  In addition, please provide the material limitations associated with using such non-GAAP financial measures, particularly considering the nature of your adjustments.  Please provide supplemental disclosures that you intend to include in your future Forms 6-K to address these issues pursuant to Item 100(b) of Regulation G.

Response:  The Company has carefully considered the Staff’s comments and concerns and has the following responses:

As part of the purchase price allocation for the acquisition of the Secure SafeWord product line, the Company estimated the fair value of the underlying obligations, which resulted in the reduction of the acquired deferred revenues under GAAP. These reductions have been added back to the recognized revenues in order to better provide to investors information on the operating impact of the acquired business in a manner consistent with the revenue levels of the Company’s pre-existing products and revenues as well as the revenues of the acquired product line. This is consistent with the addition to non-GAAP net income of the amortization of acquired intangible assets, as both adjustments provide consistency and comparability with the Company’s past financial reports and facilitates comparisons with other companies in its industry.

Management considers the Company’s core operating performance on a non-GAAP basis to be that which can be affected by the Company’s managers in a particular period through their management of resources that affect underlying performance and profit-generating operations during such period. Management uses this view of the Company’s operating performance for purposes of comparison with the Company’s business plan and individual operating budgets and allocation of resources.  In addition, when evaluating potential acquisitions, management excludes these items from its consideration of target performance and valuation.

In sum, the Company believes that these non-GAAP measures, when considered together with the Company’s financial reports prepared in accordance with GAAP,  place investors more closely in line with how management views the Company’s operating performance.

KRAMER LEVIN NAFTALIS & FRANKEL llp

Division of Corporation Finance
February 3, 2009

The Company will include in future press releases furnished under Form 6-K supplemental disclosures as described in the following paragraphs, subject to adjustment to reflect future changes in circumstances:

“In addition to reporting results under GAAP, the Company reports non-GAAP net income and non-GAAP earnings per share. Non-GAAP net income consists of net income, excluding stock-based compensation expense, charges and gains related to acquisitions and charges and gains driven primarily by discrete events that are not directly related to the Company’s core operating performance.

Management uses non-GAAP net income and non-GAAP earnings per share to evaluate the Company’s operating performance because such measures reflect the revenues and costs of the Company’s core business operations, while disregarding charges and gains that are not directly related to the Company’s core business operations. In addition, management believes that the use of these non-GAAP financial measures provides consistency and comparability with the Company’s past financial reports, and also facilitates comparisons with other companies in the Company’s industry, many of which use similar non-GAAP financial measures to supplement their results as reported under GAAP.

The Company chooses to disclose these non-GAAP measures to investors because the Company believes that investors benefit from reviewing the same financial measures that management reviews. Such disclosure enables investors to perform analyses of the Company’s past, present and future operating performance using comparable data and provides investors with a supplemental measure to the Company’s results as reported under GAAP to evaluate the Company’s ongoing core operations.

Non-GAAP net income and non-GAAP net income per share are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs associated with the operations of the Company’s business as determined in accordance with GAAP. Some of the limitations in relying on non-GAAP net income and non-GAAP net income per share are the following:

•
The expense associated with grants of the Company’s equity to its employees under its stock-based plans is excluded from non-GAAP net income, although such plans are an important element of employee compensation.

•
The expense associated with the decline in value of technology and other intangible assets acquired by the Company is excluded from non-GAAP net income and the write down of acquired deferred revenues is added back. However, the Company regularly engages in such transactions as part of its ongoing business and will therefore continue to incur such charges and write downs on an ongoing basis.

•
The Company regularly acquires other companies or businesses, resulting in acquisition-related charges and write downs. Expenses related to such acquisitions, which are not reflected in non-GAAP net income, may impact the amount of the Company’s available funds or could be dilutive to the Company’s shareholders.

KRAMER LEVIN NAFTALIS & FRANKEL llp

Division of Corporation Finance
February 3, 2009

•
Other companies, including the Company’s competitors, may calculate these non-GAAP measures differently than the Company, limiting the usefulness of these measures as a comparative measure to investors or management.”

If you or other members of the Staff have any further questions or comments concerning this response or if you require additional information, please feel free to contact me at the telephone number above.

                    Very truly yours,

                    /s/ Richard H. Gilden
                    Richard H. Gilden

cc:  Kari Jin, Division of Corporation Finance
      Aviram Shemer, Aladdin Knowledge Systems, Ltd.
      Yair Ohayon, Aladdin Knowledge Systems, Ltd.